(2) If the Company's stockholders approve the Amendment, the Series S Preferred Stock will automatically convert in full into shares of the Company's Common Stock at a rate of 1,000 shares of Common Stock for each share of Series S Preferred Stock, subject to certain adjustments, and the Contingent Warrants will expire without becoming exercisable. If the Company's stockholders reject the Amendment, the Contingent Warrants and the depositary shares will separate and begin to trade separately, the Series S Preferred Stock will automatically partially convert into the Company's Common Stock and upon such partial conversion, the conversion rate for the Series S Preferred Stock will be proportionately reduced, and thereafter upon subsequent stockholder approval of the Amendment, the Series S Preferred Stock automatically will convert in full at the reduced conversion rate. If the Company's stockholders have not acted upon the Amendment on or before March 23, 2010, the Contingent Warrants and the depositary shares will separate and begin to trade separately (however the Contingent Warrants will not become exercisable unless and until the stockholders reject the Amendment), the Series S Preferred Stock will automatically partially convert into Common Stock and upon such partial conversion, the conversion rate for the Series S Preferred Stock will be proportionately reduced, and thereafter upon subsequent stockholder approval of the Amendment, the Series S Preferred Stock automatically will convert in full at the reduced conversion rate.